Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in Amendment No. 7 to Registration Statement No. 333-142737 of our report dated April 19, 2007, relating to the financial statements of Deltek, Inc. (formerly Deltek Systems, Inc.) and its subsidiaries (which report expresses an unqualified opinion and contains an explanatory paragraph concerning the change in method of accounting for share-based payments to conform to accounting principles generally accepted in the United States of America), appearing in the Prospectus, which is part of such Registration Statement, and of our report dated April 19, 2007, relating to the financial statement schedule appearing elsewhere in such Registration Statement.

We also consent to the reference to us under the headings “Selected Consolidated Financial Data” and “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

October 26, 2007